Mail Stop 3561

June 27, 2005

Mr. David Freeman
President and Chief Executive Officer
Lydall, Inc.
One Colonial Road
Manchester, Connecticut 06040

		RE:	Lydall, Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004
			Filed March 16, 2005
			File No. 1-07665

Dear Mr. Freeman:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief